Universe Pharmaceuticals INC

June 5, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C., 20549

Re:	Universe Pharmaceuticals INC
Registration Statement on Form F-1, as amended (File No. 333-278914)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Universe Pharmaceuticals INC hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on June 7, 2024, or as soon thereafter as practicable.

Very truly yours,

Universe Pharmaceuticals INC

By:	/s/ Jing Hu
Name:	Jing Hu
Title:	Chief Executive Officer and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC